Exhibit 2.2

EXHIBIT B

CONDITIONAL PURCHASE AGREEMENT

THIS CONDITIONAL PURCHASE AGREEMENT (the “Agreement”), dated as of      , 2006, is entered into by and among HyperFeed Technologies, Inc., a Delaware corporation (“HyperFeed”), and those individuals identified as Exegy Stockholders on the signature page hereto (each an “Exegy Stockholder” and, collectively, the “Exegy Stockholders”). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in that certain Agreement and Plan of Merger, entered into by and among Exegy Incorporated, a Delaware corporation (“Exegy”), HyperFeed, and HyperFeed Acquisition Holdings, Inc. a Delaware Corporation (“Merger Sub”), dated as of June 19, 2006 (the “Merger Agreement”).

WITNESSETH:

WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of HyperFeed and Exegy to consummate the Merger Agreement, and

WHEREAS, HyperFeed has agreed to offer to sell to the Exegy Stockholders, pursuant to the terms and conditions of this Agreement, a certain number of shares of HyperFeed Common Stock.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the Merger Agreement, the parties hereto hereby agree as follows:

AGREEMENT

1. Performance Target Right.

(a) Upon achievement of the HyperFeed Performance Targets (defined below), the Exegy Stockholders will have the right (the “Performance Target Right”) to purchase from HyperFeed [insert number of shares required to give Exegy stockholders 2/3 of all HyperFeed Common Stock outstanding as of the Effective Time] shares of HyperFeed Common Stock (the “Performance Target Shares”).

(b) The Exegy Stockholders may exercise the Performance Target Right with respect to all or any portion of the Performance Target Shares at a per share price equal to $.001.

(c) Each Exegy Stockholder will be entitled under the Performance Target Right to purchase from HyperFeed a percentage of the total number of Performance Target Shares equal to their proportionate percentage of outstanding HyperFeed Common Stock owned by the Exegy Stockholder on December 31, 2009.

(d) An Exegy Stockholder may exercise a Performance Target Right by delivery to HyperFeed of written notice of such Exegy Stockholder’s intent to so exercise. Such notice shall state the number of Performance Target Shares that such Exegy Stockholder is entitled to purchase pursuant to the Performance Target Right, and the number of Performance Target Shares actually being purchased. Such notice shall be delivered along with a check for the aggregate purchase price of Performance Target Shares being purchased by such exercising Exegy Stockholder.

(e) The Performance Target Right shall expire if not exercised within thirty (30) days of the final determination pursuant to Section 2(c) of this Agreement of whether the HyperFeed Performance Targets have been achieved.

2. HyperFeed Performance Targets.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Consolidated HyperFeed Revenues” means the consolidated revenues of HyperFeed and all of its Subsidiaries for the time period in question before deducting any expenses, determined in accordance with GAAP, consistently applied.

(ii) “Financial Firm Revenues” means Consolidated HyperFeed Revenues derived only from the selling, maintenance and support of the following financial products to financial firms:

(1) Trade Execution products, including but not limited to: Master Cache, Journal/Logging, Encode/Decode (e.g. Fix-fast), Virtual Order Book, Intelligent Order Routing, Algorithmic Trading Platform, Matching Engine; plus

(2) Real Time Analytics products, including but not limited to: Master Cache, Alert Engine, Calculation Engine, Value-at-Risk Engine; and

(3) History & Compliance products including but not limited to: Master Cache, Virtual Order Book, Compliance Appliance, Eavesdropper News, Journal/Logging, Time Series History, Intelligent News Interpretation.

In addition, Financial Firm Revenues shall include any revenues generated by HyperFeed from the sale and/or licensing of products that aid financial firms in doing business to support the above functions. Financial firms shall include exchanges, financial institutions, banks, brokers/dealers, trading firms, hedge funds, application providers (including OMS vendors and financial websites) and all other companies that engage in the business of providing financial services. Financial Firm Revenues shall not include revenues generated from the sale and/or licensing of other products to a financial firm (e.g. email search products).

(iii) “HyperFeed Performance Targets” means:

(1) For the twelve (12) months immediately preceding the third anniversary of the Closing Date of the Merger Agreement (the “Performance Period”), Consolidated HyperFeed Revenues equal or exceed Fifty Million Dollars ($50,000,000), and

(2) For the Performance Period, Financial Firm Revenues are less than 33.33% of Consolidated HyperFeed Revenues.

(b) The final determination of whether the HyperFeed Performance Targets have been achieved shall be based upon a calculation prepared by the Chief Financial Officer of HyperFeed for the Performance Period (the “Calculation”), a copy of which will be provided by HyperFeed to each of the Exegy Stockholders as soon as it is available, and in no event later than ninety (90) days after the Performance Period. If, within twenty (20) Business Days of the Exegy Stockholders’ receipt of the Calculation, the parties hereto are unable to agree on whether the HyperFeed Performance Targets have been achieved, the matter shall be submitted to an independent auditor mutually agreed to among the parties for final determination.

3. Amendment. No provision of this Agreement shall be amended without the prior written consent of each of the parties hereto.

4. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors, assigns, personal representatives and heirs.

5. Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to any principles of Delaware conflicts or choice of law.

6. Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto, it being understood that all parties need not sign the same counterpart.

7. Entire Agreement. This Agreement (together with the Merger Agreement) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties hereto with respect to the subject matter hereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have cause this Agreement to be executed as of the day and year first above written.

HyperFeed Technologies, Inc.

By:
Name:
Title:

[Signatures of Exegy Stockholder Follow on Next Page]

Exegy Stockholders: